World Gold Trust

c/o WGC USA Asset Management Company, LLC

685 Third Avenue, 27th Floor

New York, NY 10017

March 25, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie Gorman

Re:	World Gold Trust
Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed on December 21, 2018
File No. 333-221842

Dear Ms. Gorman:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request withdrawal of the post-effective amendment to the Registration Statement on Form S-1 (File No. 333-221842) (the “Post-Effective Amendment”) of the World Gold Trust (the “Trust”), effective as of the date hereof. The Trust requests withdrawal of the Post-Effective Amendment because it has filed a separate registration statement on Form S-1 (File No. 333-229381), which was declared effective on February 1, 2019, and thereby rendered the Post-Effective Amendment unnecessary. If you have any questions regarding this application for withdrawal, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling David A. Sirignano at (202) 739-5420.

Very truly yours,

WORLD GOLD TRUST

By: WGC USA Asset Management Company, LLC, its Sponsor

By:	/s/ Laura S. Melman
Laura S. Melman
Chief Financial Officer and Treasurer

CC:	David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP